# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Broadstone Net Lease, Inc., CIK 0001424182
CUSIP: 11135E203
Title of class of securities: Class A Common Stock, $0.00025 par value
Address of issuer's principal executive offices: 207 HIGH POINT DRIVE, VICTOR, New York (NY), 14564
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001126328-21-000087
Filed by CIK 0001218333

## Reporting persons
- PRINCIPAL REAL ESTATE INVESTORS LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 376,106; sole dispositive power 0; shared dispositive power 376,106; aggregate amount beneficially owned 376,106 (0.2% of the class)

## Item 1. Issuer
Name of issuer: Broadstone Net Lease, Inc.
Address of issuer's principal executive offices:
207 HIGH POINT DRIVE, VICTOR, NEW YORK
14564

## Item 2. Person Filing
Name of person filing: PRINCIPAL REAL ESTATE INVESTORS LLC
Address of principal business office or, if none, residence:
711 HIGH STREET
DES MOINES, Iowa
50392-0300
Citizenship: PRINCIPAL REAL ESTATE INVESTORS LLC - DELAWARE

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 376,106
Percent of class: 0.2
Sole power to vote or to direct the vote: PRINCIPAL REAL ESTATE INVESTORS LLC - 0
Shared power to vote or to direct the vote: PRINCIPAL REAL ESTATE INVESTORS LLC - 376,106
Sole power to dispose or to direct the disposition: PRINCIPAL REAL ESTATE INVESTORS LLC - 0
Shared power to dispose or to direct the disposition: PRINCIPAL REAL ESTATE INVESTORS LLC - 376,106

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- PRINCIPAL REAL ESTATE INVESTORS LLC: /s/ J. Markham Penrod, Chief Compliance Officer - North America, Principal Asset Management (08/08/2025)